ANNUAL AUDITED REPORT **FORM X-17A-5** **PART III**	03013738 **...D EXCHANGE COMMISSION** **...GTON, D.C. 20549** **...ING PAGE** **...ired of Brokers and Dealers** **Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	BB 3/6 **SEC FILE NO** ~~8-035316~~ 8-17885

RECEIVED MAR - 3 2003 187 SECTION

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) **AND ENDING** 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pacific Crest Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

111 S.W. Fifth Avenue, 42nd Floor
(No. and Street)

Portland	OR	97204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Shank, Chief Financial Officer — (503) 248-0721
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

1211 S.W. Fifth Avenue, Suite 2000	Portland	OR	97204
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Daniel R. Shank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pacific Crest Securities Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Daniel R Shank

Daniel R. Shank
Chief Financial Officer

OFFICIAL SEAL
MARY M HANSCHAR
NOTARY PUBLIC-OREGON
COMMISSION NO. 343884
MY COMMISSION EXPIRES APRIL 6, 2005

Mary M. Hanschar

Notary Public

MY COMMISSION EXPIRES 4-6-05

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
X	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

PACIFIC CREST SECURITIES INC.

Table of Contents

KPMG

Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Independent Auditors' Report

The Board of Directors
Pacific Crest Securities Inc.:

We have audited the accompanying statements of financial condition of Pacific Crest Securities Inc. as of December 31, 2002 and 2001, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Crest Securities Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c3-1 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Portland, Oregon
February 14, 2003

PACIFIC CREST SECURITIES INC.

Statements of Financial Condition

December 31, 2002 and 2001

Assets		**2002**	**2001**
Cash and cash equivalents	$	171,668	41,767
Securities owned:			
Marketable		378	36,479
Nonmarketable		123,300	123,300
Due from clearing agent		9,335,315	9,463,619
Property and equipment, net		844,008	893,091
Prepaid expenses and other		184,358	134,093
Deposit with clearing organization		100,000	102,536
Receivables from noncustomers		76,386	41,776
Notes receivable from employees		87,500	212,500
Deferred tax asset		51,084	70,417
	$	10,973,997	11,119,578
Liabilities and Stockholders' Equity			
Accounts payable and accrued expenses	$	3,568,326	5,570,599
Market value of securities sold, not yet purchased		6,021	30,676
Total liabilities		3,574,347	5,601,275
Stockholders' equity:			
Preferred stock. Authorized 50,000 shares; issued and outstanding no shares		—	—
Common stock, no par value. Authorized 10,000,000 shares; issued and outstanding 4,508,976 and 3,572,100 shares in 2002 and 2001, respectively		3,103,642	1,679,218
Common stock, Class B, limited-voting, no par value. Authorized 10,000,000 shares; issued and outstanding 35,000 and 0 shares in 2002 and 2001, respectively		57,400	—
Notes receivable from stockholders		(57,508)	(253,519)
Retained earnings		4,296,116	4,092,604
Total stockholders' equity		7,399,650	5,518,303
Commitments and contingencies			
	$	10,973,997	11,119,578

See accompanying notes to financial statements.

PACIFIC CREST SECURITIES INC.

Statements of Income

Years ended December 31, 2002 and 2001

		2002	2001
Revenues:			
Equity transactions	$	23,599,274	27,193,865
Fixed income transactions		301,062	235,909
Interest and dividends		169,694	332,145
Investment banking fees		2,739,927	2,152,519
Gain on nonmarketable securities and other income		—	106,509
Total revenues		26,809,957	30,020,947
Expenses:			
Employee compensation and benefits		17,155,604	19,342,973
Agent clearing and execution fees		3,329,551	3,604,960
Communications		1,655,756	1,394,730
Interest		6,146	29,534
Rent expense		746,394	597,935
Other operating expenses		3,423,957	3,618,910
Total expenses		26,317,408	28,589,042
Income before income taxes		492,549	1,431,905
Provision for income taxes		289,037	591,053
Net income	$	203,512	840,852

See accompanying notes to financial statements.

PACIFIC CREST SECURITIES INC.

Statements of Stockholders' Equity

Years ended December 31, 2002 and 2001

	Preferred stock		Common stock		Common stock Class B limited-voting		Notes receivable from stockholders	Retained earnings	Total stockholders' equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2000	—	$ —	3,136,600	$ 1,101,760	—	$ —	(275,542)	3,251,752	4,077,970
Net income	—	—	—	—	—	—	—	840,852	840,852
Sale of common stock	—	—	474,750	624,146	—	—	(85,800)	—	538,346
Repurchase of common stock	—	—	(39,250)	(46,688)	—	—	—	—	(46,688)
Payment on note receivable from stockholders	—	—	—	—	—	—	62,823	—	62,823
Forgiveness of notes receivable from stockholders	—	—	—	—	—	—	45,000	—	45,000
Balance at December 31, 2001	—	—	3,572,100	1,679,218	—	—	(253,519)	4,092,604	5,518,303
Net income			—	—	—	—	—	203,512	203,512
Sale of common stock			1,084,876	1,747,948	35,000	57,400	—	—	1,805,348
Repurchase of common stock			(148,000)	(323,524)	—	—	—	—	(323,524)
Payment on note receivable from stockholders			—	—	—	—	144,361	—	144,361
Forgiveness of notes receivable from stockholders			—	—	—	—	51,650	—	51,650
Balance at December 31, 2002	—	$ —	4,508,976	$ 3,103,642	35,000	$ 57,400	(57,508)	4,296,116	7,399,650

See accompanying notes to financial statements.

PACIFIC CREST SECURITIES INC.

Statements of Changes in Liabilities Subordinated
to Claims of General Creditors

Years ended December 31, 2002 and 2001

Subordinated borrowings at December 31, 2000	$	—
Increases:		
Issuance of subordinated notes		—
Decreases:		
Payment of subordinated notes		—
Subordinated borrowings at December 31, 2001		—
Increases:		
Issuance of subordinated notes		—
Decreases:		
Payment of subordinated notes		—
Subordinated borrowings at December 31, 2002	$	—

See accompanying notes to financial statements.

PACIFIC CREST SECURITIES INC.

Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net income	$	203,512	840,852
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Forgiveness of notes receivable from stockholders		51,650	45,000
Forgiveness of notes receivable from employees		125,000	37,500
Depreciation and amortization		350,816	292,543
Loss on disposal of assets		64,414	2,692
Unrealized gain on securities		—	(225)
Deferred income tax expense (benefit)		19,333	(15,901)
Changes in operating assets and liabilities:			
Marketable securities		36,101	179,411
Nonmarketable securities		—	160,000
Due from clearing agent		128,304	(2,488,404)
Prepaid expenses and other		(50,265)	196,348
Other receivables and deposits		(32,074)	(39,724)
Accounts payable and accrued expenses		(2,002,273)	916,245
Market value of securities sold, not yet purchased		(24,655)	(1,838)
Net cash provided by (used in) operating activities		(1,130,137)	124,499
Cash flows from investing activities:			
Acquisition of furniture and equipment		(366,147)	(650,654)
Net cash used in investing activities		(366,147)	(650,654)
Cash flows from financing activities:			
Repurchase of common stock		(323,524)	(46,688)
Sale of common stock		1,805,348	538,346
Payments received on note receivable from stockholders		144,361	62,823
Net cash provided by financing activities		1,626,185	554,481
Net increase in cash and cash equivalents		129,901	28,326
Cash and cash equivalents at beginning of year		41,767	13,441
Cash and cash equivalents at end of year	$	171,668	41,767
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$	6,146	29,534
Income taxes		529,941	410,926
Supplemental disclosure of noncash financing activities:			
Notes receivable from stockholders for sale of common stock	$	—	85,800

See accompanying notes to financial statements.

(1) General Information and Significant Accounting Policies

Pacific Crest Securities Inc. (the Company) is a registered broker dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily engaged in a single line of business as a full service investment bank, providing research, principal and agency transactions, underwriting, and other corporate finance services. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, and securities brokerage services, all of which have an impact on the Company's financial condition.

(a) Revenue Recognition

Security transactions and related revenue are recorded on a settlement date basis, generally the third business day following the transaction date. The impact of using settlement date accounting approximates the results that would have been achieved under trade date accounting. Investment banking fees are recognized as payments are received.

(b) Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(c) Securities Valuation

Marketable securities owned and securities sold but not yet purchased are stated at market value, with changes therein reflected in the results of operations. Other securities, which are nonmarketable, are carried at cost, which approximates fair market value.

(d) Cash Equivalents

Cash equivalents consist of money market funds which are stated at cost which approximates market value. For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(e) Notes Receivable from Employees

The Company has issued notes receivable to certain employees. The notes bear interest at various rates. The notes contain forgiveness provisions if the employee is still employed by the Company on certain dates. Upon forgiveness, the Company records compensation expense for the amount forgiven.

(Continued)

(f) *Property and Equipment*

Property and equipment are stated at cost. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, generally 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

(g) *Stock Option Plan*

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations including FASB Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25*, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, *Accounting for Stock-Based Compensation*, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continued to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on reported net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

		2001	2002
Net income, as reported	$	203,512	840,852
Less total stock-based employee compensation expense determined under fair-value-based method for all rewards, net of tax		(18,204)	(37,800)
Pro forma net income	$	185,308	803,052

(h) *Advertising*

Advertising costs are expensed as incurred and amounted to $123,350 and $166,374 for the years ended December 31, 2002 and 2001, respectively.

(i) *Fair Value of Financial Instruments*

The carrying value of cash equivalents, due from clearing agent, accounts payable, and accrued expenses approximate the fair value due to the short maturities.

(Continued)

(j) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(k) ***Reclassifications***

Certain reclassifications have been made in the 2001 financial statements to conform to the 2002 presentation.

(2) Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreement with the clearing agent provides for payment of an agent clearing fee.

(3) Net Capital

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1, of $6,032,111 and $4,034,421, respectively, and this was $5,747,111 and $3,663,048, respectively, in excess of its required net capital of $285,000 and $371,373, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.59 to 1 and 1.38 to 1 at December 31, 2002 and 2001, respectively.

(4) Profit Sharing Plans

The Company has a qualified profit sharing plan and 401(k) plan (the Plan). Eligible employees may make voluntary contributions to the Plan up to 100% of their total compensation. The Company matches 25% of the employee's contribution up to 4% of total compensation. In addition, the Company may make annual profit sharing contributions.

Effective January 1, 2002, the Plan was split into two plans, Plan A and Plan B. Plan A and Plan B cover different groups of employees of the Company. The other features of Plan A and Plan B are similar to the original Plan.

The Company's expense under the Profit Sharing Plans was $155,648 and $87,960 for the years ended December 31, 2002 and 2001, respectively.

(Continued)

(5) Leases

The Company has noncancelable operating leases which expire at various dates during the next five years, including leased premises for its Portland, Boston, California and Seattle operations.

Future minimum lease payments under noncancelable operating leases with initial or remaining lease terms in excess of one year as of December 31, 2002 are as follows:

Year ending December 31:		
2003	$	850,149
2004		786,255
2005		667,617
2006		385,708
2007		20,270
	$	2,709,999

The Company incurred $746,394 and $597,935 in operating lease expense for the years ended December 31, 2002 and 2001, respectively.

During 2002, the Company abandoned the office space leased in Seattle. The Company determined that they would be unable to sublease the space and accrued the remaining obligation under the lease of $144,921. At December 31, 2002, the remaining accrued obligation was $70,606.

(6) Stockholders' Equity

The board of directors has the authority to issue preferred stock in one or more series and to determine the relative rights and preferences of the preferred stock.

During 2002, the Board of Directors authorized the Company to issue 10,000,000 shares of Class B common stock. The Class B common stock has limited voting rights whereby the Class B common stockholders have no right to vote on any matter except as otherwise required by the Oregon Business Corporation Act. Upon dissolution of the Company the Class B common stockholders share equally with the Common Stockholders in the net assets. During 2002, 75,000 Class B shares were issued.

(7) Notes Receivable from Stockholders

The Company has sold shares of common stock for notes receivable. These notes are due and payable at various dates and bear interest at various rates. The notes are full recourse notes. Some of the notes contain forgiveness provisions if the employee is still employed by the Company on certain dates. Upon forgiveness, the Company records compensation expense for the amount forgiven.

(Continued)

(8) Option Plan

In March 1997, the Company adopted the 1997 Stock Option Plan (the Plan) whereby a total of 2,000,000 shares of common stock have been reserved for the grant of stock options to employees. Options granted pursuant to the Plan may be either incentive stock options as defined in Section 422 of the Internal Revenue Code, or nonqualified stock options, at the discretion of the Board. Under the Plan, options generally vest over five years with 25% of the options granted becoming exercisable after two years, and the remaining 75% vesting ratably over the following three years. Options granted under the Plan must be exercised within three months of the optionee's termination of employment and within ten years of the date of the grant. Option prices are generally equal to the fair market value of the shares at the date of grant.

At December 31, 2002, there were 747,630 additional shares available for grant under the Plan. The per share weighted average fair value of stock options granted during 2002 and 2001 was $1.64 and $1.40, respectively, on the date of grant using the minimum value option-pricing model (excluding a volatility assumption) with the following weighted average assumptions: 2002 – expected dividend yield 0%, risk-free interest rate of 4.74%, and an expected life of 5 years; 2001 – expected dividend yield 0%, risk-free interest rate of 4.64%, and an expected life of 5 years.

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price
Balance at December 31, 2000	1,040,130	$ 0.99
Granted	80,000	1.40
Exercised	(56,250)	0.79
Forfeited	(58,750)	1.03
Balance at December 31, 2001	1,005,130	1.03
Granted	20,000	1.64
Exercised	(230,209)	1.10
Forfeited	(47,291)	1.14
Balance at December 31, 2002	747,630	1.03

At December 31, 2002, the range of exercise prices and weighted average remaining contractual life of outstanding options was $0.77 – $1.64 and 6 years, respectively.

At December 31, 2002 and 2001, the number of options exercisable was 551,076 and 469,149, respectively, and the weighted average exercise price of those options was $1.07 and $1.08, respectively.

(Continued)

(9) Stock Restriction Agreement

Under the terms of a stock restriction agreement, the Company shall have the first option to repurchase, on the same terms and conditions as an outside offer or on the Company purchase terms (as defined), all or part of the common stock owned by a stockholder. Upon death, termination of employment, or disability of a stockholder, the Company also shall have the first option to repurchase on the same terms and conditions as an outside offer or on the Company purchase terms (as defined), all or part of the common stock owned by the stockholder.

(10) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(11) Commitments and Contingencies

(a) Litigation

The Company is a defendant in various civil actions in the normal course of its business. In the opinion of management, based in part on discussions with counsel, the ultimate disposition of such matters will not have a material effect on the financial position or results of operations of the Company.

(b) Letter of Credit

The Company has a stand by letter of credit for performance under a lease for office space with a bank in the amount of $75,200.

(12) Income Taxes

Components of the 2002 provision for income taxes include:

		Current	Deferred	Total
Federal	$	190,252	16,152	206,404
State		79,452	3,181	82,633
Total provision	$	269,704	19,333	289,037

(Continued)

Components of the 2001 provision for income taxes include:

		Current	Deferred	Total
Federal	$	476,885	(12,228)	464,657
State		130,069	(3,673)	126,396
Total provision (benefit)	$	606,954	(15,901)	591,053

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state and local taxes and nondeductible expenses.

The tax effects of temporary differences that give rise to the deferred tax asset principally relate to the use of straight line amortization expense for escalating lease payments for book purposes which are not currently deductible for tax purposes which were offset by the use of accelerated depreciation for tax purposes. Management believes that no valuation allowance is required for the deferred tax assets since it is more likely than not that the amounts will be recovered.

(13) Property and Equipment

Property and equipment consist of the following at December 31:

		2002	2001
Furniture	$	496,409	378,279
Equipment		998,867	772,006
Leasehold improvements		531,005	674,585
		2,026,281	1,824,870
Less accumulated depreciation and amortization		(1,182,273)	(931,779)
	$	844,008	893,091

(14) Subordinated Borrowings

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2002 and 2001, the Company had no subordinated borrowings outstanding.

(Continued)

(15) Securities

Marketable securities owned and sold, not yet purchased, consist of corporate stock and are carried at market value.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2002, not readily marketable securities consist of warrants at an estimated fair value of $123,300.

(16) Subsequent Events

In January 2003, the Company repurchased 510,000 shares of common stock for $821,000 from a former employee.

In February 2003, the Company decided to substantially reduce its San Mateo operations. The Company has entered into separation or termination agreements with substantially all the employees at this location. The Company did not incur any significant additional liabilities as a result of this decision. However, the Company did agree to repurchase 200,000 shares of common stock from the separated employees in accordance with the existing stock repurchase agreements.

Schedule 1

PACIFIC CREST SECURITIES INC.

Computation of Net Capital, Aggregate Indebtedness,
and Ratio of Aggregate Indebtedness to Net Capital
Under Rule 15c3-1 of the Securities Exchange Commission

December 31, 2002

Net capital:				
Total stockholders' equity			$	7,399,650
Less:				
Nonallowable assets:				
Property and equipment, net	$	844,008		
Receivables from noncustomers and employees		163,886		
Nonmarketable securities		123,300		
Prepaid expenses and other		184,358		
Deferred tax asset		51,084		
Haircuts on securities computed pursuant to Rule 15c3-1(f)		903		1,367,539
Net capital			$	6,032,111
Aggregate indebtedness:				
Accounts payable and accrued expenses			$	3,568,326
Total aggregate indebtedness			$	3,568,326
Ratio of aggregate indebtedness to net capital:				
Net capital requirement, greater of $250,000 or 6-2/3% of aggregate indebtedness			$	285,000
Net capital in excess of required amount				5,747,111
Net capital			$	6,032,111
Excess net capital at 1,000%			$	5,675,278
Ratio of aggregate indebtedness to net capital				0.59 to1

This computation does not materially differ from the computation of net capital included in FOCUS Part II filed by the Company as of December 31, 2002.

See accompanying independent auditors' report.

KPMG

Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Pacific Crest Securities Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Pacific Crest Securities Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

KPMG LLP

Portland, Oregon
February 14, 2003